Exhibit 3.1

                CYPROS PHARMACEUTICAL CORPORATION
CERTIFICATE OF AMENDMENT TO RESTATED ARTICLES OF INCORPORATION

David W. Nassif certifies that:

1.     He   is   a  Vice  President  and  Secretary   of   Cypros
Pharmaceutical Corporation (the "Corporation"), a California corporation.

2. In his above capacity as Secretary he has access to the corporate records of said Corporation;

3. The following resolution was duly moved, seconded and adopted by a unanimous written consent of the Board of Directors of the Corporation dated November 6, 1995, and that subsequently the following resolution was duly moved, seconded and adopted by a majority of the 11,404,373 outstanding shares of Common Stock of the Corporation entitled to vote at its Annual Meeting of Shareholders held at the executive offices of the Corporation on January 22, 1996 (the "Annual Meeting")in accordance with Section 903 (a) (1) of the General Corporation Law of the State of California;

      RESOLVED,  that  Article III of the  Restated  Articles  of
Incorporation of the Company, as amended,is amended to read in its entirety as follows:

                              III.

This Corporation is authorized to issue two classes of shares designated "Common Stock" and "Preferred Stock," respectively. The number of shares of Common Stock authorized to be issued is thirty million (30,000,000) and the number of shares of Preferred Stock authorized to be issued is one million (1,000,000), which Preferred Stock may be issued in one or more series. "

     4. On the date of the Annual Meeting, there were no shares of Preferred Stock of the Corporation outstanding.

I  further declare under penalty of perjury under the laws of the
State   of  California  that  the  matters  set  forth  in   this
certificate are true and correct of my own knowledge.

IN WITNESS WHEREOF, I have hereunto set my hand this 7th day of February, 1996.

David W. Nassif
(Signature)
Vice President and Secretary